UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or SECTION 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PEERLESS SYSTEMS CORPORATION
(Name of Subject Company (Issuer))

PEERLESS SYSTEMS CORPORATION (Offeror and Issuer)
 (Name of Filing Persons (identifying status as offeror, issuer or other person))

 COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

705536100
(CUSIP Number of Class of Securities)

Timothy E. Brog
Chairman and Chief Executive Officer
Peerless Systems Corporation
2361 Rosecrans Avenue, Suite 440
El Segundo, CA 90245
(310) 536-0908
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

Copy to:

Steven Canner, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, NY 10022
(212) 836-6636

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	$ 45,000,000
AMOUNT OF FILING FEE**	$ 3,209

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 13,846,153 shares of common stock at a price of $3.25 per share in cash.
**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid:  $ 3,209
 Form or Registration No.: Schedule TO
 Filing Party:  Peerless Systems Corporation
 Date Filed: October 4, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on October 4, 2010 by Peerless Systems Corporation, a Delaware corporation (“Peerless” or the “Company”), as amended on October 8 and October 27, 2010 (the “Schedule TO”), with respect to the offer by Peerless to purchase up to 13,846,153 shares of its common stock, par value $.001 per share, at a purchase price of $3.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest.  The tender offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), each as amended.  The information in the Offer to Purchase and the Letter of Transmittal, which were previously filed with the Schedule TO, is hereby expressly incorporated into this Amendment by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO.

Item 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented by adding the following language at the end thereof:

“The tender offer expired at 5:00 p.m., New York City time, on November 5, 2010.  A total of 13,217,689 shares were tendered.  Because fewer than the maximum number of shares were tendered, no proration is required and all shares properly tendered and not withdrawn will be accepted for purchase.  Of this total, 43,219 shares were tendered pursuant to the guaranteed delivery procedure described in the Offer to Purchase attached hereto as Exhibit (a)(5)(vi).  Tenders made pursuant to the guaranteed delivery procedure will be accepted upon receipt of the related stock certificates or confirmation of book entry transfer, along with any other required documentation within three business days after the notice of guaranteed delivery was delivered to the depositary.”

Item 11. Additional Information.

     Item 11(b) is hereby amended and supplemented by adding the following sentence at the end thereof:

“On November 8, 2010, the Company issued a press release announcing the results of the tender offer.  A copy of the press release is filed as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

     Item 12 is hereby amended and supplemented to add the following:

EXHIBIT
NUMBER	DESCRIPTION

(a)(5)(vi)
Press release announcing results of the tender offer, dated November 8, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 8, 2010).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEERLESS SYSTEMS CORPORATION

	By:	/s/ Timothy E. Brog
	Name:	Timothy E. Brog
	Title:	Chairman and Chief Executive Officer

Dated: November 8, 2010